UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   Meritage Private Equity Fund, L.P.
   Meritage Investment Partners, LLC
   1600 Wynkoop Street, Suite 300
   Denver, Colorado 80202

2. Date of Event Requiring Statement (Month/Day/Year)

   September 17, 2002

3. IRS or Social Security Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

   CompleTel Europe N.V. (traded on Euronext Paris exchange) symbol: CLTLF-PK

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

   (  ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)

   Ordinary Shares,(euro).04 nominal value per share

2. Amount of Securities Beneficially Owned (Instr. 4)

   Meritage Private Equity Fund, L.P.--1,781,882 shares
   Meritage Investment Partners, LLC--2,032,253 shares

3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

   Meritage Private Equity Fund, L.P.--Direct
   Meritage Investment Partners, LLC--Indirect

4. Nature of Indirect Beneficial Ownership (Instr. 5)

Meritage Investment Partners, LLC is the sole general partner of each of Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P. and Meritage Entrepreneurs Fund, L.P. (collectively, the "Meritage Funds"), and the indicated shares are held directly by the Meritage Funds.

TABLE II - Derivative Securities Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)


2. Date Exerciseable and Expiration Date (Month/Day/Year) Date Exercisable Expiration Date

3. Title and Amount of Securities Underlying Derivative Security (Instr. 4) Title Amount or Number of Shares

4.   Conversion or Exercise Price of Derivative Security


5.   Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr.
     5)


6.   Nature of Indirect Beneficial Ownership (Instr. 5)


Explanation of Responses:


Meritage Private Equity Fund, L.P.
Meritage Investment Partners, LLC


_/s/ Laura I. Beller______________                      _September 26, 2002__
Laura I. Beller, Managing Member                          Date
Meritage Investment Partners, LLC


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v). ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure